Exhibit 1
HORIZON ENERGY DEVELOPMENT, INC.
BALANCE SHEET
(Unaudited)

At December 31, 2003
ASSETS
Property Plant & Equipment
Property Plant & Equipment	$397,355,851
Accumulated D, D & A	(168,138,149)

Net Property, Plant & Equipment	229,217,702

Current Assets:
Cash and Temporary Cash Investments	29,105,779
Notes Receivable-Intercompany	100,000
Receivables - Net	10,059,173
Accounts Receivable-Intercompany	29,938
Unbilled Utility Revenue	14,035,000
Materials/Supplies - Average Cost	3,652,407
Prepayments	119,307

Current Assets	57,101,604

Other Assets	571,110

Total Assets	$286,890,416

CAPITALIZATION & LIABILITIES
Capitalization:
Capital Stock of Subsidiaries	$4,750
Paid in Capital	38,245,591
Earnings Reinvested in Business	(15,171,885)
Accumulated Other Comprehensive Income	32,384,580

Total Common Stock Equity	55,463,036

Long-Term Debt Net of Current Portion	8,508,764
Notes Payable - Intercompany - Long Term	89,770,000

Total Capitalization	153,741,800

Minority Interest in Foreign Subsidiaries	37,226,047

Liabilities:
Notes Payable - Intercompany	32,800,000
Long Term Debt Due Current	7,873,020
Accounts Payable - Other	32,909,251
Accounts Payable - Intercompany	1,465,065
Other Accruals & Current Liabilities	392,710

Total Current Liabilities	75,440,046

Deferred Credits:
Accumulated Deferred Income Tax	17,396,771
Other Deferred Credit	3,085,752

Total Deferred Credits	20,482,523

Total Capitalization & Liabilities	$286,890,416